1

                        062098.0002 SAN ANTONIO 120834 v2


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                        XM SATELLITE RADIO HOLDINGS INC.
                     ----- --------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 Per Share

                         (Title of Class of Securities)

                                                                  983759 10 1
                                                                  ------ -- -

                                 (CUSIP Number)

                         Clear Channel Investments, Inc.

                          200 Concord Plaza, Suite 600

                            San Antonio, Texas 78216

                                 (210) 822-2828

(Name, Address and Telephone Number of Person Authorized to Receive Notices
   and Communications)
---------------------------------------------------------------------------

                                 with copies to

                             Stephen C. Mount, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.

                           1500 Bank of America Plaza

                               300 Convent Street

                            San Antonio, Texas 78205

                                 (210) 281-7000

                                 August 8, 2000
                                 --------------

             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983759 10 1       Amendment No. 1 to 13D            Page 9 of 10 Pages


                                                                       9

         062098.0002  SAN ANTONIO  120834 v2

============ ===================================================================
     1

             NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

                     Clear Channel Investments, Inc.  91-1883551
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
     2

             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                        (b) |_|
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                      WC, OO

------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
     5

             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
------------ -------------------------------------------------------------------
------------ -------------------------------------------------------------------
     6

             CITIZENSHIP OR PLACE OF ORGANIZATION

                     Nevada

------------ -------------------------------------------------------------------
-------------------------------------------------- -------- --------------------
                                 7
                    NUMBER OF               SOLE VOTING POWER:        8,329,877
                     SHARES
                       ---------------------------------------------------------
                       ---------------------------------------------------------
                  BENEFICIALLY   8
                    OWNED BY                SHARED VOTING
                      EACH                  POWER:                        -0-
                    REPORTING

                       ---------------------------------------------------------
                       ---------------------------------------------------------
                     PERSON      9

                      WITH                SOLE DISPOSITIVE POWER:     8,329,877
                       ---------------------------------------------------------
                       ---------------------------------------------------------
                                10

                                          SHARED DISPOSITIVE POWER:
                                                                         -0-

------------ -------- ----------------------------------------------------------
--------------------------------------------------------------------------------
    11

             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      8,329,877

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    12

             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               |_|
             EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    13

             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                          25.8%

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    14

             TYPE OF REPORTING PERSON*

                     CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to the Statement on Schedule 13D filed by Clear Channel Investments, Inc., a Nevada corporation (the "Reporting Person" or "Clear Channel"), relates to the Class A Common Stock, par value $0.01 per share, of XM Satellite Radio Holdings Inc. (the "Issuer").


         The Schedule 13D is amended as follows:

Item 1.  Security and Issuer.

         No change.

Item 2.  Identity and Background.

         No change.


Item 3.  Source and Amount of Funds or Other Consideration.


         No change.


Item 4.  Purpose of the Transaction.

         No change.


Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The Reporting Person may be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act) that is composed of the following entities by virtue of the Shareholders' Agreement: (1) General Motors Corporation ("General Motors"); (2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) Clear Channel; (4) Motient Corporation ("Motient"); (5) Telcom-XM Investors, L.L.C. ("Telcom"); (6) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"); (7) Baron Asset Fund, Baron iOpportunity Fund and Baron Capital Asset Fund (collectively, "Baron"); (8) Columbia XM Radio Partners, LLC ("Columbia XM Radio"), Columbia Capital Equity Partners III (QP), L.P.
("Columbia Capital Equity")and Columbia XM Satellite Partners III, LLC ("Columbia XM Satellite and together with Columbia XM Radio and Columbia Capital Equity, "Columbia"); (9) AEA XM Investors I LLC and AEA XM Investors II LLC (collectively, "AEA"); and (10) American Honda Motor Co., Inc. ("Honda"). The Reporting Person expressly disclaims beneficial ownership of the shares of Class A Common Stock of the Issuer held by the other members of the group, and the filing of this Statement by the Reporting Person shall not be construed as an admission by the Reporting Person that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock of the Issuer held by the other members of the group.

         Based upon available data, the Reporting Person believes that, as of August 8, 2000, the members of the group beneficially owned the number of shares of Class A Common Stock of the Issuer set forth in the table below, constituting in each case that percentage of the Class A Common Stock of the Issuer outstanding on August 8, 2000 set forth in the table. The Issuer's Series A convertible preferred stock is convertible into Class A Common Stock on a one-for-one basis. The Issuer's Series C Preferred Stock is convertible into shares of Class A Common Stock at the current conversion price of $26.50.

    Name of Beneficial Owner        Number of Shares             Percentage

    MOTIENT                            16,757,262                   34.3%

    GM                                 11,861,221                   27.0%

    DIRECTV                             6,307,969                   16.4%

    CLEAR CHANNEL                       8,329,877                   25.8%

    COLUMBIA                            3,531,343                   10.9%

    TELCOM                              2,661,211                    8.2%

    MADISON DEARBORN                    4,663,418                   14.4%

    AEA                                 2,264,151                    7.0%

    HONDA                               1,886,792                    5.8%

    BARON                               2,253,314                    7.0%




         Except for the transactions reported in this Statement, the Reporting Person has not engaged in any other transactions in the Issuer's Class A Common Stock within the past 60 days.

         To the best knowledge of the Reporting Person, none of the Reporting Persons' executive officers, managing directors or general partners (as applicable) has effected any transactions in the Class A Common Stock within the past 60 days.

         On October 8, 1999, the Reporting Person acquired from the Issuer in a private placement 8,089,877 shares of Class A Common Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to the Reporting Person by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, the Reporting Person acquired 240,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that: (1) on October 8, 1999, each of General Motors and DIRECTV acquired from the Issuer in a private placement 5,393,252 shares of the Issuer's Series A convertible preferred stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of General Motors and DIRECTV by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, each of General Motors and DIRECTV acquired 160,000 shares of the Issuer's Class A Common Stock in the Issuer's initial public offering (the "Offering"), at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, and (3) on August 8, 2000, DIRECTV acquired 20,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that: (1) on October 8, 1999, Telcom acquired from the Issuer in a private placement 2,696,626 shares of Class A Common Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Telcom acquired 80,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that: (1) on October 8, 1999 Columbia acquired from the Issuer in a private placement 2,696,626 shares of Class A Common Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999 Columbia acquired 80,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, (3) on August 8, 2000, Columbia XM Radio acquired 4,500 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, (4) on August 8, 2000, Columbia XM Satellite acquired 8,203.313 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and (5) on August 8, 2000, Columbia Capita Equity acquired 7,296.687 acquired shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that: (1) on October 8, 1999, M-D Capital Partners acquired from the Issuer in a private placement 2,622,200 shares of Class A Common Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Capital Partners by the Issuer, at a conversion price of approximately $9.52 per share,
(2) on October 8, 1999, M-D Capital Partners acquired 80,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock and (3) on August 8, 2000, M-D Capital Partners acquired 48,914 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that: (1) on October 8, 1999, M-D Special Equity acquired from the Issuer in a private placement 58,247 shares of Class A Common Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Special Equity by the Issuer, at a conversion price of approximately $9.52 per share and (2) on August 8, 2000, M-D Special Equity acquired 1,086 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that on October 8, 1999, Special Advisors acquired from the Issuer in a private placement 16,179 shares of Class A Common Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Special Advisors by the Issuer, at a conversion price of approximately $9.52 per share.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that: (1) in January 1999, Motient loaned the Issuer approximately $21.4 million, in exchange for shares of common stock of the Issuer and a note convertible into additional shares of common stock of the Issuer, (2) on July 7, 1999, Motient acquired from XM Ventures, a trust established by Worldspace, all of Worldspace's debt and equity interests in the Issuer, other than a $75 million loan from Worldspace to the Issuer, in exchange for 8,614,244 shares of Motient's common stock, par value $.01 per share (the "Exchange Transaction"), (3) immediately after the Exchange Transaction, the Issuer reorganized its capital structure and the shares of common stock of the Issuer owned by Motient were exchanged on a one-for-one basis for shares of Class B Common Stock and as a result, Motient owned 125 shares of Class B Common Stock of the Issuer, which constituted 100% of the outstanding Class B Common Stock, and which were the only shares of the Issuer's capital stock then outstanding; also as part of this reorganization, certain of the debt interests acquired by Motient in the Exchange Transaction were exchanged for a single convertible note issued by the Issuer, convertible into shares of the Issuer's Class B common stock, (4) in September 1999, the Issuer effected a 53,514 for 1 stock split and as a result, the 125 shares of Class B Common Stock then owned by Motient were exchanged for 6,689,250 shares of Class B Common Stock, (5) on October 8, 1999, upon the completion of the Offering, all of the convertible notes of the Issuer owned by Motient converted into 11,182,926 shares of Class B Common Stock and as a result of this conversion, as of October 8, 1999, Motient owned an aggregate of 17,872,176 shares of Class B Common Stock, (6) on October 8, 1999, Motient acquired 200,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, and (7) on January 17, 2000, Motient transferred 1,314,914 shares of the Issuer's Class A Common Stock to Baron Asset Fund pursuant to the terms of a note issued by Motient to Baron Asset Fund.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that: (1) on August 8, 2000, AEA XM Investors I LLC acquired 6,869 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and (2) on August 8, 2000, AEA XM Investors II LLC acquired 53,131 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that on August 8, 2000, Honda acquired 50,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

         Based solely upon the information set forth in the Issuer's Registration Statement, filed June 13, 2000, and on other available data, the Reporting Person believes that: (1) on January 17, 2000, Baron Asset Fund acquired 1,314,914 shares of the Issuer's Class A Common Stock from Motient pursuant to the terms of a note issued by Motient to Baron Asset Fund, (2) on August 8, 2000, Baron Asset Fund acquired 31,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, (3) on August 8, 2000, Baron iOpportunity Fund acquired 2,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share, and (4) on August 8, 2000, Baron Capital Asset Fund acquired 2,000 shares of the Issuer's Series C Preferred Stock at a purchase price of $1,000 per share.

         The Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock of the Issuer beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


         The Reporting Person is a party to the Shareholders' Agreement and the Registration Rights Agreement along with the Issuer and the other investors named therein.

         The summary descriptions contained in this Item 6 of the Shareholders' Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Shareholders' Agreement and the Registration Rights Agreement which are incorporated by reference herein and which were filed as Exhibits 10.1 and 10.2 to Amendment No. 1 to the Registration Statement of the Issuer on Form S-1, No. 333-39176 filed with the Securities and Exchange Commission.

Shareholders' Agreement

         Set forth below is a description of certain material provisions of the Shareholders' Agreement:

         Governance Provisions. The Issuer's board of directors consists of eleven members, one of whom is selected by Telcom, one of whom is selected by General Motors or DIRECTV, one of whom is selected by the Reporting Person, one of whom is selected by AEA Investors, five of whom are selected by Motient, and two independent directors, one of whom must be approved by Motient, and one of whom must be approved by a majority of the other parties to the Shareholders' Agreement. Following receipt of approval of the FCC to transfer control of the Issuer from Motient to a diffuse group of shareholders, the Issuer's board of directors will consist of ten members, one of whom will be selected by Telcom, one of whom will be selected by General Motors or DIRECTV, one of whom will be selected by the Reporting Person, one of whom will be selected by AEA Investors, three of whom will be selected by Motient, two independent directors of recognized industry experience and stature whose nominations must be approved by Motient and the other parties to the Shareholders' Agreement, and one of whom will be the Issuer's President and Chief Executive Officer. The foregoing board rights are subject to the parties to the Shareholders' Agreement maintaining their original investment or certain minimum share percentages in the Issuer.

         Conversion of Class B Stock to Class A Stock. The Class B Stock owned by Motient is convertible into Class A Stock, on a one-for-one basis, at any time at Motient's discretion. In addition, under the Shareholders' Agreement, the holders of a majority of the outstanding shares of Class A Stock, which must include at least 20% of the public holders of the Class A Stock, may require conversion by Motient. This conversion will not be effected, however, if the FCC does not approve the transfer of control of the Issuer from Motient to a diffuse group of shareholders.

         Non-Competition. Motient has agreed not to compete with the Issuer in the satellite radio business in the United States for so long as Motient holds 5% of the Issuer's common stock and for a period of three years following any transfer which results in Motient owning less than 5% of the Issuer's common stock.

Registration Rights Agreement

         Set forth below is a description of certain material provisions of the Registration Rights Agreement:

         The Reporting Person has certain registration rights with respect to the Securities, pursuant to an amended and restated registration rights agreement, dated as of August 8, 2000 (the "Registration Rights Agreement"), by and among the Issuer, the Reporting Person and certain other stockholders named therein. Commencing July 7, 2000, certain stockholders that are party to the Registration Rights Agreement are entitled to demand registration with respect to their Class A Stock, including shares issuable upon conversion of other securities. The Series C investors receive their demand right beginning on August 9, 2000. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Registration Rights Agreement holding, in the aggregate, the shares of Class A Stock having a fair market value of not less than $25,000,000, may request the Issuer to file a registration statement pursuant to Rule 415. The Series C investors also have a right to demand registration upon a change of control of the Company. Parties to the Registration Rights Agreement also have rights to include their Class A Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1
     Amended and Restated Shareholders' Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

Exhibit 2
     Amended and Restated Registration Rights Agreement, dated as of August 8,
     2000,  by  and  among  XM  Satellite   Radio  Holdings  Inc.,   Motient
     Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to the Issuer's to Exhibit 10.2 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

         062098.0002  SAN ANTONIO  120834 v2


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 18, 2000                     CLEAR CHANNEL INVESTMENTS, INC.,
                                                  a Nevada corporation

                                           By: /s/ Herbert W. Hill, Jr.

                                           Herbert W. Hill, Jr.
                                           Senior Vice President/
                                             Chief Accounting Officer